Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

 Subject Company:

Banco Santander México, S.A., Institución de Banca Múltiple,

 Grupo Financiero Santander México

Registration Statement File No. 333-231581

Proxy Statement

Extraordinary General Shareholders’ Meeting 2019

Corporate Governance Statement Banco Santander, S.A.

Extraordinary General Shareholders’ Meeting

Banco Santander S.A.

Santander, 22 and 23 July 2019

June 24, 2019

To: Owners of Common Stock of Banco Santander, S.A.
(ISIN: ES0113900J37; SEDOL: 5705946; WKN: 858872)

Re: Extraordinary General Shareholders’ Meeting.

Dear Sir/Madam,

Georgeson, S.L. (“Georgeson”) has been retained by Banco Santander, S.A. (“Banco Santander”) to facilitate communications between management and shareholders with respect to the Extraordinary General Shareholders’ Meeting. Banco Santander is committed to maximizing shareholder participation at the next Extraordinary General Shareholders’ Meeting and, therefore, would like to encourage all shareholders to participate at its Extraordinary General Shareholders’ Meeting (EGM) that will be held in Santander, at Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 22 July 2019, at 8:30 am (CEST) on first call, and in the same place on 23 July 2019, at 8:30 am (CEST) on second call. As customary, it is expected that the EGM will be held on second call.

We would like to remind you that there is no share blocking procedure in Spain.

Thank you in advance for your time and cooperation.

Georgeson

Contact Information
Georgeson is fully available to provide you with any additional information or material related to the extraordinary general shareholders’ meeting. For any query please contact:	Carlos Sáez Gallego
+34 91 701 09 49
Calle Zurbarán 18, 5ª planta; 28010 Madrid
c.saez@georgeson.com

You can find further information on the Company’s website or alternatively, you can contact Banco Santander, S.A. at:

Sergio Gámez Global Head of Shareholder & Investor Relations	Hector Iturralde Investor Relations
+34 912 571 826	+34 911 752 415
Avda de Cantabria s/n. 28660 Boadilla del Monte (Madrid)	Avda de Cantabria s/n. 28660 Boadilla del Monte (Madrid)
investor@gruposantander.com	investor@gruposantander.com

2019 EGM MAIN INFORMATION

Date of Meeting	22 July 2019, at 08:30 am on first call, and in the same place on 23 July 2019, at 08:30 am on second call. As customary, it is expected that the EGM will be held on second call.
Place of the Meeting	Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), Santander (Spain).
Call notice	The call to the extraordinary general shareholder’s meeting has been published on the following link.
Attendance	Every holder of any number of the Bank’s shares registered in the shareholder’s name five days prior to the date on which the extraordinary general shareholders’ meeting is to be held and who meets the other requirements established in the Bylaws has the right to attend this meeting.
Record date	The shareholders entitled to participate in the extraordinary general shareholders’ meeting on 23 July 2019 will be those whose shares are registered in the appropriate book-entry register no less than five days prior to the date of the meeting, on 18 July 2019 (which, taking into account that settlement occurs in D+2, would normally require that the acquisition of the relevant shares takes place no later than 16 July 2019).
Documentation	Among others, the following documents are available on the Company´s website: Agenda and Call of the meeting, Proposed Resolutions and directors´ report, together with other additional documents. The aforementioned documents can be downloaded at the following link.
Relevant information	APPENDIX 1: Rationale of the capital increase APPENDIX 2: Full Agenda for 2019 EGM

Please note that all relevant information and the mandatory report prepared by the directors in connection with item One on the agenda are publicly disclosed in the 2019 EGM supporting documentation, which may be accessed directly on the following link.

Rationale of the capital increase

On 11 April 2019, the board of directors of Banco Santander approved the making of a public offering for all of the securities representing the share capital of Santander México not held by the Santander Group (except for securities held for the account of third parties, including, for example, in investment or pension funds, which may also participate in the public offering) with the delivery of consideration to the holders of such securities consisting of new shares of the Bank, either directly as ordinary shares or as represented by American Depositary Shares. In addition, and to the extent necessary or convenient to allow the appropriate clearing and settlement of the offering and the functioning of the settlement procedure that is established for fractions, it is foreseen that the Bank may deliver additional shares from the shares it holds in treasury up to the amount of the additional fractions that need to be settled.

At this meeting, the capital increase, required to carry out the offer to acquire all the securities representing the share capital of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, not already owned by the Santander Group, will be submitted for examination and, where appropriate, approval.

The transaction is consistent with the Santander Group’s strategy of increasing its weight in growth markets and reflects Banco Santander’s confidence in Mexico and its Mexican subsidiary as well as their long-term growth potential. The board of directors believes that the transaction is beneficial to the shareholders of Banco Santander, given that it is estimated that it will increase the growth profile of the Santander Group as well as its capacity to generate capital organically. It is expected that the transaction will have a return on investment (ROI) of approximately 14.5%, that it will be neutral in earnings per share, and that it will contribute positively to the CET1 ratio of the Santander Group.

The following tables summarise the transaction and capital increase:

TRANSACTION: Voluntary Exchange Offers
Objective	To acquire all the shares (including shares represented by ADSs) representing the share capital of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, not already owned by the Santander Group.
Rationale

▪  Consistent with Santander Group target to deploy more capital in LatAm, in one of the most attractive markets with strong fundamentals.

▪  Continue investing in one of the leading banks in Mexico with strong performance, improving Santander Group´s growth profile in a low risk transaction.

▪  EPS neutral transaction.

▪  Slightly improves Group CET1 ratio.

▪  Opportunity for Santander México shareholders to monetize at a 14% premium (based on the closing market prices of Banco Santander and Santander México shares on 11 April 2019, the day prior to the announcement of the offer). See below Determination of the Exchange ratio

Two public offerings	(i) in the United States, with respect to U.S. holders of Series B Shares and holders of ADSs wherever located. (ii) in Mexico, with respect to all of the holders of Series B Shares.

Acceptance period	At least 20 working days. Once the acceptance period expires, the Bank will implement the relevant increase or increases in capital and take all actions necessary for the delivery of the new shares.
Exchange Ratio

Holders of Santander México Shares will receive, in the form of Banco Santander ADSs or new ordinary shares of the Bank, after delivery to Banco Santander of their respective Santander México Shares (including those underlying the Santander México ADSs):

(a) 0.337 newly-issued Banco Santander ordinary share for each Santander Mexico Series B Share with respect to which they have accepted the Offering (approximately one newly-issued share of Banco Santander for each 2.967 Series B Shares), or

(b) 1.685 newly-issued Banco Santander ADSs for each Santander México ADS with respect to which they have accepted the Offering (approximately one Banco Santander ADS for each 0.593 Santander México ADS).

Determination of the Exchange Ratio	The Exchange Ratio entails a 14% premium based on the closing market prices of Banco Santander and Santander México shares on 11 April 2019 (the day prior to the announcement of the offer, taking into account the dividends against the 2018 results already announced and yet to be paid by both Santander Spain and Santander México as of such date), or a 22% premium based on the volume weighted average price for the one month prior to the announcement.
Adjustment	The Remuneration Adjustment guarantees to the shareholders of Santander México who accept the Offering that, if it is delayed compared to the expected schedule, they will benefit from the first interim dividend of Banco Santander charged to 2019 that is expected to be paid between October and November 2019, which was taken into account in setting the Exchange Ratio for the Offering.
Banco Santander's Shares	Banco Santander does not currently intend to seek the delisting of Santander México from either the Mexican Stock Exchange or the New York Stock Exchange, subject to continuing to meet applicable listing requirements. In connection with the transaction, Banco Santander shares, which are currently listed in the Sistema Internacional de Cotizaciones of the Mexican Stock Exchange, will be registered in the Mexican Registro Nacional de Valores and listed on the Mexican Stock Exchange.

CAPITAL INCREASE
Capital Increase Delivery of newly-issued shares of Banco Santander

The increase in capital, which may be implemented through two separate increases or as a single increase, is a unitary transaction.

The second of the two increases (the one defined in the proposed resolution as the Complementary Increase) is intended to allow for settlement of the Offering at two different times if necessary or appropriate due to the requirements of applicable legal provisions, the needs for coordination among the various clearing and settlement systems or any other circumstances, such that it will be null and void if it is possible and appropriate to fully implement the Offering by means of the first of the two increases (the one defined in the proposed resolution as the Primary Increase).

Maximum number of Banco Santander ordinary shares to be issued	570,716,679 shares (approximately 3.5% of the current share capital of Banco Santander).

The main steps necessary to complete the transaction are the following:

1)	Resolution of the shareholders of Banco Santander approving the capital increase.

2)	Approval and registration of the Offering by the corresponding government authorities of the United States and Mexico, including the admission to trading of the ordinary shares of Banco Santander on the BMV, and satisfaction of other conditions described in the offer materials, including the absence of any material adverse change affecting Santander Mexico.

3)	Opinion of the board of directors of Santander México; pursuant to Mexican law, within a period of 10 working days following the commencement of the Acceptance Period the board of directors must publish their opinion.

4)	Acceptance of the Offering and transfer of the Santander México Shares to the Bank.

It is expected that the U.S. Offering and the Mexican Offering will be consummated on the same date, implementing a single increase in capital of Banco Santander in which all of the shares of the Bank to be delivered to holders of Santander México Shares who have accepted the Offering will be issued. Notwithstanding the foregoing, if due to the requirements of applicable legal provisions, the needs for coordination among the various clearing and settlement systems involved or any other circumstances, a different settlement schedule is necessary or appropriate for all or part of the U.S. Offering or the Mexican Offering, it is provided that said offerings may be settled in two separate increases in capital. If applicable, on occasion of each of these two Increases, the Bank must issue the corresponding number of shares and the actions required will be taken for there to be a delivery of the shares of Banco Santander (directly as ordinary shares or represented through Banco Santander ADSs, as applicable) corresponding to the holders of Santander México Shares who have accepted the portion of the Offering that is being settled in the corresponding increase.

For more information regarding the main terms and conditions of the transaction and capital increase, please see the following link.

APPENDIX 2: FULL AGENDA FOR 2019 EGM

Item One

Increases in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares that will be fully subscribed and paid up by means of in-kind contributions, to be used to acquire all of the securities representing the share capital of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ("Santander México") not held by the Santander Group in an exchange offer. The two capital increases would be used to settle the exchange offer in two steps, although only one of them may be implemented if the settlement finally takes place all at once:

- Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares having a par value of one-half (0.50) euro each, with a share premium to be determined by the board of directors, or by any of its delegated decision-making bodies or by any director, by delegation therefrom, pursuant to Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution. The new shares will be fully subscribed and paid up by means of in-kind contributions consisting of securities representing the share capital of Santander México, i.e. ordinary series B shares (including those represented through American Depositary Shares (ADSs)) of Santander México, in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver rights to such shares, whether or not represented by certificates (the "Primary Increase"). Express provision for the possibility of incomplete subscription.

- Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares having a par value of one-half (0.50) euro each, with a share premium to be determined by the board of directors, or by any of its delegated decision-making bodies or by any director, by delegation therefrom, pursuant to Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution. The new shares will be fully subscribed and paid up by means of in-kind contributions consisting of securities representing the share capital of Santander México, i.e. ordinary series B shares (including those represented through American Depositary Shares (ADSs)) of Santander México, in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver rights to such shares, whether or not represented by certificates (the "Complementary Increase"). Express provision for the possibility of incomplete subscription.

Delegation of powers to the board of directors, which may in turn delegate such powers to any of its delegated decision-making bodies or to any director, to establish the terms and conditions of the increases as to all matters not provided for by the shareholders at the general shareholders' meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such documents as may be necessary or appropriate to carry out the increases.

Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Valencia and Bilbao stock exchanges through Spain's Automated Quotation System (Continuous Market) and on the foreign stock exchanges on which the shares of the Bank are listed (currently London, Warsaw and, through ADSs, on the New York Stock Exchange), as well as on the Mexican Stock Exchange, all in the manner required by each of such stock exchanges.
Item Two	Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the exchange offer in the United States, Banco Santander, S.A. (“Santander”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that contains a preliminary offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE EXCHANGE OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.